Pioneer Ibbotson Asset Allocation Series

Quarterly Report | October 31, 2010

Ticker Symbols:

Class	Conservative Allocation Fund	Moderate Allocation Fund	Growth Allocation Fund	Aggressive Allocation Fund
A	PIAVX	PIALX	GRAAX	PIAAX
B	PIBVX	PIBLX	GRABX	IALBX
C	PICVX	PIDCX	GRACX	IALCX
Y	IBBCX	IMOYX	IBGYX	IBAYX

Schedule of Investments | 10/31/10 (unaudited)
Pioneer Ibbotson Conservative Allocation Fund

Shares		Value
	MUTUAL FUNDS —94.5%	
	PIONEER FUNDS*—94.5%	
1,522,129	Pioneer Bond Fund Class Y	$ 14,642,877
69,686	Pioneer Cullen Value Fund Class Y	1,217,418
117,666	Pioneer Disciplined Growth Fund Class Y	1,222,546
203,483	Pioneer Disciplined Value Fund Class Y	1,827,275
18,949	Pioneer Emerging Markets Fund Class Y	613,572
25,353	Pioneer Equity Income Fund Class Y	610,761
88,636	Pioneer Floating Rate Fund Class Y	610,703
79,997	Pioneer Fund Class Y	3,051,105
108,942	Pioneer Fundamental Growth Fund Class Y	1,220,156
190,491	Pioneer Global Equity Fund Class Y	1,832,522
353,759	Pioneer Global High Yield Fund Class Y	3,661,409
23,722	Pioneer Growth Opportunities Fund Class Y	612,494
185,330	Pioneer High Yield Fund Class Y	1,831,062
124,162	Pioneer International Value Fund Class Y	2,442,265
29,448	Pioneer Mid Cap Value Fund Class Y	611,055
19	Pioneer Oak Ridge Large Cap Growth Fund Class Y	229
30,252	Pioneer Real Estate Shares Class Y	604,425
204,141	Pioneer Research Fund Class Y	1,829,099
36,851	Pioneer Select Mid Cap Growth Fund Class Y	612,834
1,494,963	Pioneer Short Term Income Fund Class Y	14,620,737
385,409	Pioneer Strategic Income Fund Class Y	4,270,336
	TOTAL INVESTMENTS IN SECURITIES—94.5% (Cost $52,092,412) (a)	**$ 57,944,880**
	OTHER ASSETS AND LIABILITIES—5.5%	$ 3,361,986
	TOTAL NET ASSETS—100.0%	**$ 61,306,866**

* Affiliated funds managed by Pioneer Investment Management, Inc.

(a) At October 31, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $52,092,412 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 5,865,450
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(12,982)
Net unrealized gain	$ 5,852,468

Schedule of Investments | 10/31/10 (unaudited)
Pioneer Ibbotson Conservative Allocation Fund

Various inputs are used in determining the value of the Fund’s investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund’s own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of October 31, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$57,944,880	$ -	$ -	$57,944,880
Total	$57,944,880	$ -	$ -	$57,944,880

Schedule of Investments | 10/31/10 (unaudited)
Pioneer Ibbotson Moderate Allocation Fund

Shares		Value
	MUTUAL FUNDS —97.8%	
	PIONEER FUNDS*—97.8%	
3,742,627	Pioneer Bond Fund Class Y	$ 36,004,072
502,367	Pioneer Cullen Value Fund Class Y	8,776,359
650,667	Pioneer Disciplined Growth Fund Class Y	6,760,426
949,963	Pioneer Disciplined Value Fund Class Y	8,530,669
274,766	Pioneer Emerging Markets Fund Class Y	8,896,907
91,996	Pioneer Equity Income Fund Class Y	2,216,173
470,763	Pioneer Fund Class Y	17,954,901
701,290	Pioneer Fundamental Growth Fund Class Y	7,854,444
1,492,349	Pioneer Global Equity Fund Class Y	14,356,394
1,056,025	Pioneer Global High Yield Fund Class Y	10,929,854
238	Pioneer Government Income Fund Class Y	2,441
261,436	Pioneer Growth Opportunities Fund Class Y	6,750,272
224,789	Pioneer High Yield Fund Class Y	2,220,916
238	Pioneer Independence Fund Class Y	2,461
786,741	Pioneer International Value Fund Class Y	15,475,189
425,550	Pioneer Mid Cap Value Fund Class Y	8,830,159
320	Pioneer Oak Ridge Large Cap Growth Fund Class Y	3,762
78,130	Pioneer Oak Ridge Small Cap Growth Fund Class Y	2,011,079
438,606	Pioneer Real Estate Shares Class Y	8,763,348
992,638	Pioneer Research Fund Class Y	8,894,038
269,631	Pioneer Select Mid Cap Growth Fund Class Y	4,483,956
3,038,993	Pioneer Short Term Income Fund Class Y	29,721,350
388,881	Pioneer Strategic Income Fund Class Y	4,308,800
177	Pioneer Value Fund Class Y	1,924
	TOTAL INVESTMENTS IN SECURITIES—97.8%	
	(Cost $189,415,523) (a)	**$ 213,749,894**
	OTHER ASSETS AND LIABILITIES—2.2%	$ 4,772,160
	TOTAL NET ASSETS—100.0%	**$ 218,522,054**

*   Affiliated funds managed by Pioneer Investment Management, Inc.

(a)   At October 31, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $189,415,523 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 24,598,532
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(264,161)
Net unrealized gain	$ 24,334,371

Schedule of Investments | 10/31/10 (unaudited)
Pioneer Ibbotson Moderate Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

  Level 1 – quoted prices in active markets for identical securities
  Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates,
        prepayment speeds, credit risk, etc.)
  Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value
        of investments)

The following is a summary of the inputs used as of October 31, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$213,749,894	$ -	$ -	$213,749,894
Total	$213,749,894	$ -	$ -	$213,749,894

Schedule of Investments | 10/31/10 (unaudited)
Pioneer Ibbotson Growth Allocation Fund

Shares		Value
	MUTUAL FUNDS —99.9%	
	PIONEER FUNDS*—99.9%	
3,028,097	Pioneer Bond Fund Class Y	$ 29,130,297
638,496	Pioneer Cullen Value Fund Class Y	11,154,523
839,732	Pioneer Disciplined Growth Fund Class Y	8,724,811
824,428	Pioneer Disciplined Value Fund Class Y	7,403,365
418,974	Pioneer Emerging Markets Fund Class Y	13,566,376
280,301	Pioneer Equity Income Fund Class Y	6,752,459
472,828	Pioneer Fund Class Y	18,033,676
1,222,509	Pioneer Fundamental Growth Fund Class Y	13,692,102
1,860,521	Pioneer Global Equity Fund Class Y	17,898,216
624,923	Pioneer Global High Yield Fund Class Y	6,467,956
936	Pioneer Government Income Fund Class Y	9,580
378,129	Pioneer Growth Opportunities Fund Class Y	9,763,289
17,072	Pioneer High Yield Fund Class Y	168,675
5,196	Pioneer Independence Fund Class Y	53,830
963,192	Pioneer International Value Fund Class Y	18,945,987
661,072	Pioneer Mid Cap Value Fund Class Y	13,717,247
7,059	Pioneer Oak Ridge Large Cap Growth Fund Class Y	83,086
60,406	Pioneer Oak Ridge Small Cap Growth Fund Class Y	1,554,846
571,490	Pioneer Real Estate Shares Class Y	11,418,380
1,018,908	Pioneer Research Fund Class Y	9,129,415
276,986	Pioneer Select Mid Cap Growth Fund Class Y	4,606,273
1,528,740	Pioneer Short Term Income Fund Class Y	14,951,081
370,518	Pioneer Strategic Income Fund Class Y	4,105,338
6,282	Pioneer Value Fund Class Y	68,352
	TOTAL INVESTMENTS IN SECURITIES—99.9%	
	(Cost $194,677,054) (a)	**$ 221,399,160**
	OTHER ASSETS AND LIABILITIES—0.1%	$ 277,881
	TOTAL NET ASSETS—100.0%	**$ 221,677,041**

*   Affiliated funds managed by Pioneer Investment Management, Inc.

(a)   At October 31, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $194,677,054 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 28,342,690
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(1,620,584)
Net unrealized gain	$ 26,722,106

Schedule of Investments | 10/31/10 (unaudited)
Pioneer Ibbotson Growth Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of October 31, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$221,399,160	$ -	$ -	$221,399,160
Total	$221,399,160	$ -	$ -	$221,399,160

Schedule of Investments | 10/31/10 (unaudited)
Pioneer Ibbotson Aggressive Allocation Fund

Shares		Value
	MUTUAL FUNDS —99.8%	
	PIONEER FUNDS*—99.8%	
1,264,685	Pioneer Bond Fund Class Y	$ 12,166,272
378,823	Pioneer Cullen Value Fund Class Y	6,618,031
506,403	Pioneer Disciplined Growth Fund Class Y	5,261,523
448,381	Pioneer Disciplined Value Fund Class Y	4,026,466
296,014	Pioneer Emerging Markets Fund Class Y	9,584,934
165,092	Pioneer Equity Income Fund Class Y	3,977,076
284,356	Pioneer Fund Class Y	10,845,321
718,616	Pioneer Fundamental Growth Fund Class Y	8,048,497
1,254,857	Pioneer Global Equity Fund Class Y	12,071,728
316,984	Pioneer Growth Opportunities Fund Class Y	8,184,514
1,049	Pioneer High Yield Fund Class Y	10,361
965	Pioneer Independence Fund Class Y	9,994
843,537	Pioneer International Value Fund Class Y	16,592,364
574,601	Pioneer Mid Cap Value Fund Class Y	11,922,969
951	Pioneer Oak Ridge Large Cap Growth Fund Class Y	11,188
33,092	Pioneer Oak Ridge Small Cap Growth Fund Class Y	851,791
464,357	Pioneer Real Estate Shares Class Y	9,277,852
600,128	Pioneer Research Fund Class Y	5,377,147
244,973	Pioneer Select Mid Cap Growth Fund Class Y	4,073,897
195,903	Pioneer Strategic Income Fund Class Y	2,170,610
959	Pioneer Value Fund Class Y	10,430
	TOTAL INVESTMENTS IN SECURITIES—99.8% (Cost $112,356,003) (a)	**$ 131,092,965**
	OTHER ASSETS AND LIABILITIES—0.2%	$ 231,133
	TOTAL NET ASSETS—100.0%	**$ 131,324,098**

* Affiliated funds managed by Pioneer Investment Management, Inc.

(a) At October 31, 2010, the net unrealized gain on investments based on cost for federal tax purposes of $112,356,003 was as follows:

Aggregate gross unrealized gain for all investments in which there is an excess of value over tax cost	$ 19,579,854
Aggregate gross unrealized loss for all investments in which there is an excess of tax cost over value	(842,892)
Net unrealized gain	$ 18,736,962

Schedule of Investments | 10/31/10 (unaudited)
Pioneer Ibbotson Aggressive Allocation Fund

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized in the three broad levels listed below.

Highest priority is given to Level 1 inputs and lowest priority is given to Level 3.

Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Fund's own assumptions in determining fair value of investments)

The following is a summary of the inputs used as of October 31, 2010, in valuing the Fund's assets:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$131,092,965	$ -	$ -	$131,092,965
Total	$131,092,965	$ -	$ -	$131,092,965